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                                                                  EXHIBIT (c)(3)


                Amendments to 1981 Stock Option Plan, 1990 Stock
                    Option Plan and Long Term Incentive Plan


         RESOLVED, that notwithstanding the provisions of the Company's Stock Option Plans (specifically the 1981, 1990 and Long Term Incentive Plans), the following wording shall be added to Section VI(d) of the 1981 Plan and the last sentence of Sections VIII of the 1990 Plan and the Long-Term Incentive Plan at the end thereof: "or by a beneficiary or beneficiaries designated in writing on an appropriate form provided by the Company";

         RESOLVED, that each outstanding grant letter be deemed to have included such phrase in the appropriate sentence from the date of grant;